SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

 Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Sante Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

 COCA-COLA FEMSA ANNOUNCES THE TOTAL CONSIDERATION AND

ACCEPTANCE OF NOTES FOR ITS PREVIOUSLY ANNOUNCED TENDER OFFERS

MEXICO CITY, MEXICO – September 9, 2022 – Coca-Cola FEMSA, S.A.B. de C.V. (NYSE:KOF) (“KOF”) today announced the total consideration and acceptance for its previously announced offers to purchase for cash KOF’s notes of the series set forth in the table below (all such notes, the “Notes” and each such series, a “series” of Notes), for an aggregate purchase price, excluding accrued interest and additional amounts, if any (the “Aggregate Purchase Price”), of up to US$250 million (the “Tender Cap”), subject to the acceptance priority procedures and proration described in the Offer to Purchase (as defined below) from each registered holder of the Notes (each a “Holder” and, collectively, the “Holders”). We refer to our offer to purchase each series of Notes as an “Offer” and collectively as the “Offers.” The Offers are being made pursuant to the terms and subject to the conditions set forth in the offer to purchase dated August 25, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”).

The following table sets forth certain information about the Offers, including the total consideration payable for the Notes validly tendered (and not validly withdrawn) on or prior to 5:00 p.m. New York City time yesterday, September 8, 2022 (the “Early Tender Time”), and accepted for purchase by KOF (the “Total Consideration”).

Notes	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level	Repurchase Yield	Total Consideration(1)	Amount Tendered as of the Early Tender Time	Amount Accepted	Approximate Proration Factor
5.250% Senior Notes due 2043	191241 AF5/ US191241AF58	US$600,000,000	1	5.177%	US$1,009.25	110,858,000	110,858,000	N/A
2.750% Senior Notes due 2030	191241 AH1/ US191241AH15	US$1,250,000,000	2	4.399%	US$897.26	366,873,000	209,474,000	54.85%
______________________
(1)	Per US$1,000 principal amount of Notes. The Total Consideration was calculated in accordance with the formula set forth in Schedule 1 to the Offer to Purchase, based on a fixed spread and the yield of a specified reference security for each series of Notes as of 11:00 a.m., New York City time today, September 9, 2022. The Total Consideration for each series of Notes includes an early tender premium in the amount of US$30 per US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offers (the “Early Tender Premium”).

In order to accept for purchase additional Notes validly tendered (and not validly withdrawn), KOF is increasing the Tender Cap from US$250,000,000 to US$299,836,078. All other terms of the Offers as described in the Offer to Purchase remain the same.

Because the purchase of all Notes validly tendered in the Offers would cause KOF to purchase an aggregate principal amount of Notes that would result in an Aggregate Purchase Price in excess of the Tender Cap (as increased as herein described), KOF has accepted for purchase all tendered 5.250% Senior Notes due 2043 and only US$209,474,000 principal amount of tendered 2.750% Senior Notes due 2030 (the “2030 Notes”). KOF will pay holders of 2030 Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time on a pro rata basis according to the pro ration procedures described in the Offer to Purchase.

Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law. Holders of Notes who tender after the Early Tender Time will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The initial settlement date on which KOF will make payment for Notes accepted in the Offers is expected to be September 13, 2022 (the “Initial Settlement Date”).

Holders of Notes that validly tendered (and not validly withdrawn) on or prior to the Early Tender Time and whose Notes have been accepted for purchase are entitled to receive the applicable Total Consideration set forth in the table above, which includes the Early Tender Premium set forth therein, and to receive accrued and unpaid interest on their accepted Notes from the last interest payment date to, but not including, the Initial Settlement Date, and additional amounts, if any, as further described in the Offer to Purchase.

The Offers will expire at 11:59 p.m., New York City time, on September 22, 2022.

* * *

KOF has engaged HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC as dealer managers in connection with the Offers (the “Dealer Managers” and each, a “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offers are not being made to Holders in any jurisdiction in which KOF is aware that the making of the Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offers may be directed to HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll-free) or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free). Requests for additional copies of the Offer to Purchase and related documents may be directed to Global Bondholder Services Corporation at (212) 430-3774 or (855) 654-2014 (toll-free).

Neither the Offer to Purchase nor any documents related to the Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Sepember 9, 2022

COCA-COLA FEMSA, S.A.B. DE C.V.

By: /s/ Constantino Spas Montesinos
Name: Constantino Spas Montesinos
Title: Chief Financial Officer